Mail Stop 3561

August 1, 2006

Christopher R. Thomas, President
Restaurant Acquisition Partners, Inc.
5950 Hazeltine National Drive, Suite 290
Orlando, Florida 32822-5007

> **RE: Restaurant Acquisition Partners, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **File No. 333-129316**
> **Amendment Filed June 30, 2006**

Dear Mr. Thomas:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

1. On page 4 you disclose that the purchase price of the insider warrants was determined "based on prevailing prices paid by management of comparable blank

check companies …" Please advise us of which companies you are referring to and provide a copy of your analysis. If the price was more "arbitrary" in nature, please so state.

2.   We note your disclosure on page 7 that several provisions of your amended and restated certificate of incorporation can be amended with the affirmative vote of greater than 75% of your stockholders. Please disclose whether your existing shareholders have agreed to vote against any such amendment.

3.   Please reconcile your disclosure on page 7 that you "intend to dissolve and promptly distribute" the funds held in the trust with your page 8 disclosure that you cannot provide a specific timeframe for the distribution. (Emphasis added).

Risk Factors, page 12

4.   Please revise your third risk factor to identify the categories of vendors you will likely use in connection with your business combination.

5.   We note that the company has added disclosures on page 15 partially addressing EITF 00-19. Please clarify what obligations, if any, the company will have to the investor if it fails to register the warrants in the event that it (a) uses its best efforts; or (b) fails to use its best efforts. In addition, to the extent that you will not be registering your securities in every (any) state, please add disclosure concerning the specific states in which you will not be obligated to issue shares pursuant to a warrant exercise.

6.   Please include a risk factor discussing the warrant redemption provisions and the impact a warrant redemption would have on investors. In addition, specifically address whether the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

7.   We note that in your risk factor on page 15 you indicate that your warrants may not be exercisable into shares of common stock if a registration statement covering the warrant exercise is not in effect at the time. However, it would appear that the warrants which were privately placed to company insiders would continue to be exercisable into restricted securities despite the fact that the public shareholders are unable to exercise their warrants. Please add additional disclosure, including risk factor disclosure, addressing the different rights associated with the publicly held warrants as compared to the privately placed warrants and the warrants issued to the underwriters. This discussion should include any warrants included in the units sold in the private placement.

8.   Please clarify the text of the first sentence in the risk factor "Certain provisions of

our certificate …" on page 26 as it appears inconsistent with the remainder of the risk factor. In addition, please revise the heading to clearly state the risk to investors associated with being unable to alter these provisions.

9.   Please provide a risk factor to discuss the company's ability to redeem the warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

Proposed Business, page 41

10.   In the paragraph following the "Certificate of Incorporation" heading you state that management does not "intend" to take any action to modify or waive certain provisions contained in Article Fifth of your Certificate of Incorporation. One plausible reading of this statement is that it speaks as to their intent as of the current date only – which is to say that management may change its mind. Please advise whether this should read "will not" and, if necessary, revise.

Plan of dissolution and liquidation if no business combination, page 50

11.   We note your statement that "based on information we have obtained from Messrs. Thomas, Creed and Culp, we currently believe that such persons are of substantial means and capable of funding a shortfall in our trust account even though we have not asked them to reserve for such an eventuality." We also note your statement, in the risk factor *If third parties bring claims against us, the proceeds held in trust could be reduced …*on page 12, that "we have not taken any steps to ensure that Messrs. Thomas, Creed and Culp have sufficient funds to satisfy their obligations in respect of ensuring that the trust account is not depleted and, as a result, they may not be able to satisfy those obligations." Please revise to reconcile your statements.

Financial Statements

Note B – Summary of Significant Accounting Policies, page F-8

12.   Please expand the discussion of your fiscal year to disclose the length of each of your fiscal quarters and the dates each of the 2006 quarters end.

Note C – Proposed Offering, page F-9

13.   Please tell us how you have considered the guidance in EITF 00-19, discussed in

our prior comment 23, in your proposed accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. We note you have amended the unit purchase option with additional disclosure regarding the warrants. However, the unit purchase option does not specify the circumstances under which net cash settlement of the UPO is permitted or required and does not specify how the UPO contract would be settled in the event the company is unable to deliver registered units. Please explain to us how you have considered this in evaluating the classification of the unit purchase option under the guidance in paragraph 17 of EITF 00-19.

14.   Please expand Note C to disclose the revised terms of the warrant and unit purchase option agreements.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc.   Ronald A. Fleming, Jr., Esq.
        212-298-9931 (facsimile)